

VIA FACSIMILE AND U.S. MAIL

November 3, 2009

Michael T. Adams
Chief Financial Officer
Lapolla Industries, Inc.
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032

> **RE:** **Lapolla Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-31354**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General

2. Please add a section for your critical accounting policies to address the following areas:

Mr. Michael Adams
November 3, 2009
Page 2

- Types of assumptions underlying the most significant and subjective estimates;
- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

3. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider disclosing the following in future filings:

- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and
- Explain how you group property plant and equipment when testing for recoverability.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Overall Results of Operations, page 6

4. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 6 the increase in Foam sales continues to be attributed to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation to energy efficient SPF. In addition, your acquisition of AirTight provided additional market penetration while converting additional existing insulators to foam. However, you do not quantify the impact of the residential and commercial building owners transitioning to energy efficient SPF or the acquisition of AirTight;
- Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the increase in cost of sales was primarily due to higher sales volumes, as well as higher raw material costs and freight costs without further explanations as to the extent of each factor identified; and
- Explain why bad debt expense increased each period.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 8

5. You indicate that net cash used in operating activities was $7.4 million for the year ended December 31, 2008, compared to $5.5 million for the year ended December 31, 2007. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts

payable and accrued expenses and other liabilities. Please revise your disclosure for all periods presented.

6. Please disclose whether you were in compliance with all debt covenants at December 31, 2008, if applicable. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 9

7. Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008. If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your disclosure accordingly.

Certain Relationships and Related Transactions, and Director Independence, page 20

8. On page 22, you indicate that your principal stockholder and Chairman of the Board transferred 584,000 shares of his restricted common stock to Mr. Nadel in order to secure Mr. Nadel's continued attention and hands on participation required with his role as a Board member. Please discuss this transaction in your interim financial statements and clarify how you accounted for this transfer. Refer to SAB Topic 5T.

Financial Statements

Statement of Operations, page F-3

9. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share to round only to the nearest cent.

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-7

10. You indicate that amounts billed for shipping and handling are offset against cost of sales. Please refer to paragraph 5 of EITF 00-10 and address the appropriateness this accounting.

Note 7. Asset Purchase Agreement, page F-10

11. On July 1, 2008, you acquired certain assets and liabilities of AirTight Marketing and Distribution for an adjusted purchase price of $3 million. We note that you were required to file audited financial statements and pro forma financial information for AirTight Marketing and Distribution in accordance with Item 9.01 of Form 8-K. We also note that your request to waive the financial statement requirement of Item 9.01 was denied on April 21, 2009. Please tell us when you plan to comply with the requirements of Item 9.01 of Form 8-K as it relates to your acquisition of AirTight Marketing and Distribution.

Note 12. Related Party Transactions, page F-13

12. On page F-14, you disclose that your New Option amended existing stock options previously granted on July 12, 2005 also for 2,000,000 shares at an exercise price of $0.67 per share. Please disclose and tell us how you accounted for the modification of your options pursuant to paragraphs 51 through 57 of SFAS 123R. Please disclose any incremental costs resulting from the modification of your options, if applicable.

Note 13. Deferred Income Taxes, page F-14

13. Please confirm that you do not have any deferred tax assets or liabilities related to property, plant and equipment, stock compensation and inventory. Please also include the disclosures required by paragraph 43, 45, 47 and 48 of SFAS 109, as applicable.

Note 19. Business Segment Information, page F-19

14. At December 31, 2008, you modified your internal operations which caused the composition of your prior segments to change. As a result of this process, you are now reporting your operating results to the chief operating decision maker based on manufacturing competencies (Foam and Coatings) which has resulted in a change to your operating and reportable segments. Please provide the following:

- Please explain to us the specific modifications made to your internal operations and the manner in which you manage your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance;
- Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131. Please also help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level; and
- Please tell us whether the chief operating decision maker and/or the Board of Directors receives information by product division, and if so, what that information consists of.


Form 10-Q for the Quarter Ended June 30, 2009


General

    15. Please address the comments above in your interim filings as well.

Financial Statement

Note 8. Derivatives and Fair Value, page 6

    16. You disclosed that all of your derivative liabilities were categorized as Level 3 fair value assets and the fair value was estimated by management to be $734,193. Please provide the disclosures required by paragraphs 32 to 35 and 39 of SFAS 157 for all liabilities, as well as assets if applicable, that are measured at fair value on a recurring basis in periods subsequent to initial recognition. Please specifically provide a reconciliation of the beginning and ending balances of your derivative liabilities and identify the valuation technique(s) used to measure fair value and a discussion of the changes in valuation techniques, if any, during the period. Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.

    17. In footnote 18, on page F-18 on your Form 10-K for the year ended December 31, 2008, you disclose that each share of your Series A preferred stock entitles its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution. Please disclose the facts and circumstances that would be classified as an event of future dilution. Please tell us what consideration you will give to EITF 07-05 in evaluating such events of future dilution.


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        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief